Exhibit 99.1

TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of October 6, 2011, is entered into by and among SOLUTIA INC., a Delaware corporation (“Parent”), BACKBONE ACQUISITION SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), SOUTHWALL TECHNOLOGIES INC., a Delaware corporation (the “Company”), and each of the stockholders of the Company set forth on Schedule A hereto (each, a “Stockholder” and collectively, the “Stockholders”).

W I T N E S S E T H

WHEREAS, as of the date hereof, each Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Series A 10% Cumulative Convertible Preferred Stock, par value $0.001 per share, of the Company (“Company Preferred Stock”) and the number of shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) set forth opposite such Stockholder’s name on Schedule A (all such shares set forth on Schedule A, together with any shares of Company Preferred Stock or Company Common Stock that are hereafter issued to or otherwise acquired or owned by any Stockholder prior to the termination of this Agreement, including any Conversion Shares (as defined below), being referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for Merger Sub to commence a tender offer to purchase all of the issued and outstanding shares of Company Common Stock (the “Offer”) and the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that each Stockholder enter into, and as an inducement and in consideration therefor, each Stockholder (in such Stockholder’s capacity as a holder of the Subject Shares) has agreed to enter into, this Agreement, pursuant to which it shall, among other things, convert, tender and vote its Subject Shares as described herein, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO CONVERT, TENDER AND VOTE

1.1 Agreement to Convert Company Preferred Stock. Each Stockholder agrees to convert each share of Company Preferred Stock set forth opposite such Stockholder’s name on Schedule A hereto into shares of Company Common Stock (any shares of Company Common Stock obtained by each such Stockholder upon such conversion, “Conversion Shares”) in accordance with the terms of Certificate of Designations of such Company Preferred Stock, dated as of December 18, 2003 (“Certificate of Designation”), but in any case after giving effect to the waiver of dividends contemplated by Section 1.2 if applicable, as provided in Section 1.3(b) unless converted prior to the effectiveness of the conversion contemplated thereby, such that in each case each Stockholder shall hold, beneficially and of record, as of the date of such conversion and thereafter until accepted for payment in the Offer a number of Conversion Shares no less than the number thereof set forth opposite such Stockholder’s name on Schedule A hereto. The date of the effectiveness of such conversion of all such shares of Company Preferred Stock into shares of Company Common Stock shall be referred to as the “Conversion Date.” The Company and each Stockholder that holds Company Preferred Stock hereby waive any and all provisions of the Certificate of Designation regarding the requirements and mechanics of such conversion.

1.2 Waiver of Dividends. Notwithstanding the obligation of conversion set forth in Section 1.1, if for any reason any Stockholder shall not have converted such Stockholder’s shares of Company Preferred Stock prior to November 14, 2011 (the “Dividend Accrual End Date”) or such conversion shall not have been effective by such date (including as contemplated by the procedures set forth in Section 1.3(b)), such Stockholder hereby waives (for itself and any successor in interest or transferee of any shares of the Company Preferred Stock) any right such Stockholder may have to any dividends (in any form whatsoever) which may accrue or have accrued, or may become payable, at any time after the Dividend Accrual End Date but on or prior to November 30, 2011 with respect to such shares of Company Preferred Stock except as set forth in the immediately following sentence. The waiver contemplated by this Section 1.2 shall be irrevocable; provided, however, that the waiver contemplated by this Section 1.2 shall automatically be revoked without any further or required action on the part of Parent, Merger Sub or such Stockholder following the termination of the Merger Agreement occurring prior to any acceptance for payment by Parent or Merger Sub of, or payment by Parent or Merger Sub for, shares of Company Common Stock tendered in the Offer. Without limitation to any right of Parent or Merger Sub hereunder, the Company and its successors and assigns are intended third party beneficiaries of this Section 1.2, and this Section 1.2 shall be enforceable by the Company and its successors and assigns.

1.3 Agreement to Tender.

(a) Each Stockholder agrees to validly tender or cause to be tendered in the Offer all of such Stockholder’s Subject Shares (which, for the avoidance of doubt, shall include all Conversion Shares) pursuant to and in accordance with the terms of the Offer, free and clear of all Liens (other than Permitted Liens). In furtherance of the foregoing, as promptly as practicable after, but in no event later than (10) Business Days after, the commencement of the Offer (other than with respect to the Conversion Shares, for which the conversion and tender thereof shall be effected as provided in Section 1.3(b) unless converted prior to the effectiveness of the conversion contemplated thereby), each Stockholder shall: (i) deliver or cause to be delivered to the depositary designated in the Offer Documents and pursuant to the terms of the Offer (A) a letter of transmittal with respect to such Stockholder’s Subject Shares complying with the terms of the Offer, (B) certificates representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the depositary designated in the Offer Documents or Paying Agent may reasonably request) in the case of a book-entry share of any uncertificated Subject Shares and (C) any and all other documents or instruments required to be delivered by other Company Stockholders pursuant to the terms of the Offer, and (ii) instruct and cause any other Person who is the record holder of any such Subject Shares (including the Stockholder’s broker, if applicable) to validly tender such Subject Shares pursuant to and in accordance with the terms and conditions of the Offer and the Offer Documents. Each Stockholder agrees that, once such Stockholder’s Subject Shares are tendered, such Stockholder will not (and will cause anyone acting on its behalf not to) withdraw any of such Subject Shares from the Offer unless and until (A) the Offer shall have been terminated in accordance with the terms of the Merger Agreement or (B) this Agreement shall have been terminated in accordance with its terms.

(b) Unless each Stockholder has converted each share of Company Preferred Stock set forth opposite such Stockholder’s name on Schedule A hereto into the applicable Conversion Shares by the date (10) Business Days after the commencement of the Offer, each Stockholder agrees to validly tender or cause to be tendered in the Offer all of such Stockholder’s Conversion Shares pursuant to and in accordance with the terms of the Offer, free and clear of all Liens (other than Permitted Liens) in the manner contemplated by this Section 1.3(b). As promptly as practicable after, but in no event later than (10) Business Days after, the commencement of the Offer, each Stockholder shall: (i) deliver or cause to be delivered to the depositary designated in the Offer Documents and pursuant to the terms of the Offer (A) certificates representing the shares of Company Preferred Stock from which the Conversion Shares are to be issued upon conversion thereof (or such other evidence, if any, of transfer as the depositary designated in the Offer Documents or Paying Agent may reasonably request), (B) a notice of conversion of such shares of Company Preferred Stock into the Conversion Shares (in any case after giving effect to the waiver of dividends contemplated by Section 1.2 if applicable), which shall be effected immediately prior to the Acceptance Time but prior to the expiration of the Offer, which shares of Conversion Shares shall be tendered as contemplated by the letter of transmittal prior to the expiration of the Offer contemplated by clause (C) hereof, which notice shall be irrevocable except as contemplated by the last sentence of this Section 1.3(b), (C) a letter of transmittal with respect to such Stockholder’s Conversion Shares complying with the terms of the Offer and this Section 1.3(b), which shall be deemed effective immediately following the issuance of the Conversion Shares as provided in clause (B) hereof and prior to the expiration of the Offer, and (D) any and all other documents or instruments required to be delivered by other Company Stockholders pursuant to the terms of the Offer, and (ii) instruct and cause any other Person who is the record holder of any such shares of Company Preferred Stock or Conversion Shares (including the Stockholder’s broker, if applicable) to validly tender such Conversion Shares pursuant to and in accordance with the terms and conditions of the Offer and the Offer Documents and this Section 1.3(b). Any instruments to be delivered by any Stockholder pursuant this Section 1.3(b) shall be in a form that is reasonably acceptable to Parent, approval of which shall not be unreasonably delayed, conditioned or withheld, and shall be delivered by such Stockholder only after providing Parent and its counsel a reasonable opportunity to review and comment on any such instruments. Each Stockholder shall provide copies of all instruments to be delivered by such Stockholder pursuant to this Section 1.3(b) to the Company and shall execute any other documents as are necessary or appropriate (including any instrument requested by the Company’s transfer agent) to effectuate the conversion of the Company Preferred Stock into the Conversion Shares and the transfer thereof as contemplated hereby. The Stockholder hereby directs the Company, on his behalf, to take all action necessary to effect the issuance and transfer of the Conversion Shares issued upon the conversion of shares of Company Preferred Shares contemplated by clause (B) above. The Company covenants to cause its transfer agent to record such conversion and transfer to Merger Sub in the Company’s stock book on the terms set forth therein and to take all other reasonable action as is required to effect the conversion and tender contemplated hereby. Each Stockholder agrees that, once such Stockholder’s Conversion Shares are tendered (including upon delivery of the shares of Company Preferred Stock), such Stockholder will not (and will cause anyone acting on its behalf not to) withdraw any of such Conversion Shares from the Offer unless and until (A) the Offer shall have been terminated in accordance with the terms of the Merger Agreement or (B) this Agreement shall have been terminated in accordance with its terms.

(c) If the Offer is terminated or withdrawn by Parent or Merger Sub, or the Merger Agreement is terminated prior to the purchase of the Subject Shares in the Offer, Parent and Merger Sub shall promptly return, and shall cause any depositary acting on behalf of Parent or Merger Sub to return, all tendered Subject Shares to the registered holders of the Subject Shares (and in connection with the foregoing, Parent and Merger Sub will direct the depositary to so return such tendered Subject Shares within three Business Days of any such termination or withdrawal).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS AND THE COMPANY

Each Stockholder represents and warrants to Parent and Merger Sub as to such Stockholder, jointly and severally, and in the case of Section 2.1, Section 2.2 and Section 2.6, the Company represents and warrants to Parent and Merger Sub as to the Company, that:

2.1. Authorization; Binding Agreement. Such Stockholder and the Company is each duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or constituted (to the extent such concepts are recognized in such jurisdiction) and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby are within such Stockholder’s and the Company’s corporate or organizational powers and have been duly authorized by all necessary corporate or organizational actions on the part of such Stockholder and the Company. Such Stockholder and the Company have full power and authority to execute, deliver and perform its obligations under this Agreement and complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and the Company, and constitutes a legal, valid and binding obligation of such Stockholder enforceable against such Stockholder and the Company in accordance with its terms, subject to the Bankruptcy Exception.

2.2. Non-Contravention. The execution and delivery of this Agreement by such Stockholder and the Company does not, and the performance by such Stockholder and the Company of such Stockholder’s and the Company’s obligations hereunder and the consummation by such Stockholder and the Company of the transactions contemplated hereby will not, (i) violate any Laws applicable to such Stockholder or the Company or such Stockholder’s Subject Shares, (ii) except as may be required by federal securities Law, require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person (including any Governmental Entity) under, constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Liens on any of the Subject Shares pursuant to, any Contract, trust, Order or other instrument binding on such Stockholder or the Company or any applicable Law, except, in each case, for matters that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impair the consummation by such Stockholder or the Company of the transactions contemplated by this Agreement or otherwise adversely impact such Stockholder’s or the Company’s ability to perform its obligations hereunder or (iii) violate any provision of such Stockholder’s or the Company’s organizational documents.

2.3. Ownership of Subject Shares; Total Shares. Such Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such Stockholder’s Subject Shares (including, for the avoidance of doubt, such shares of Company Common Stock obtained by such Stockholder pursuant to the conversion described in Section 1.1) and has good and marketable title to such Subject Shares free and clear of any Liens, except for (i) any such Liens arising hereunder, (ii) any applicable restrictions on transfer under the state or federal securities Laws, (iii) any restrictions on transfer under the Amended and Restated Investment Agreement dated February 20, 2004, none of which Liens described in this clause (iii) shall prohibit, prevent or otherwise delay the Stockholder’s performance of its obligations hereunder, and (iv) any rights, agreements, understandings or arrangements that represent solely a financial interest in cash received upon sale of the Subject Shares, none of which Liens described in this clause (iv) shall prohibit, prevent or otherwise delay the Stockholder’s performance of its obligations hereunder (collectively, “Permitted Liens”). The Subject Shares listed on Schedule A opposite such Stockholder’s name constitute all of the shares of Company Preferred Stock and Company Common Stock beneficially owned by such Stockholder as of the date hereof and neither such Stockholder nor any other investment fund affiliated with such Stockholder (other than any Affiliate of such Stockholder that is also a party hereto or Needham Growth Fund) holds nor has any beneficial ownership in any other Equity Interest in the Company. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Stockholder’s Subject Shares.

2.4. Voting Power. Such Stockholder has sole and complete voting power, with respect to such Stockholder’s Subject Shares, and sole and complete power of disposition, sole and complete power to issue instructions with respect to the matters set forth herein and sole and complete power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder’s Subject Shares, subject to applicable federal securities Laws and the terms of this Agreement. None of such Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares.

2.5. Reliance. Such Stockholder has received and had the opportunity to review the Merger Agreement and this Agreement with counsel of such Stockholder’s own choosing. Such Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

2.6. Absence of Litigation. With respect to such Stockholder and the Company, as of the date hereof, there is no Action pending against, or, to the knowledge of such Stockholder or the Company, threatened against such Stockholder or the Company or any of such Stockholder’s or the Company’s properties or assets (including the Subject Shares) at Law or in equity that could reasonably be expected to prevent, materially delay or impair the consummation by such Stockholder or the Company of the transactions contemplated by this Agreement or otherwise adversely impact such Stockholder’s or the Company’s ability to perform its obligations hereunder.

2.7. Brokers. Other than as set forth in Section 5.26 of the Merger Agreement, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represent and warrant to the Stockholders, jointly and severally, and the Company that:

3.1. Organization; Authorization. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby are within each of Parent’s and Merger Sub’s corporate powers and have been duly authorized by all necessary corporate actions on the part of each of Parent and Merger Sub. Each of Parent and Merger Sub has full power and authority to execute, deliver and perform its obligations under this Agreement and complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub, and constitutes a legal, valid and binding obligation of ach of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy Exception.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub and constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms.

ARTICLE IV

ADDITIONAL COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby covenants and agrees, jointly and severally, to take the following actions:

4.1. Voting of Subject Shares; Proxy.

(a) At every meeting of the Company Stockholders called, and at every adjournment or postponement thereof, and upon Parent’s request at every occasion on which a written consent can be provided, each Stockholder shall, or shall cause the holder of record on any given record to date to, include all of such Stockholder’s Subject Shares in any computation for purposes of establishing a quorum at any such meeting of Company Stockholders and vote such Stockholder’s Subject Shares (from and after the Acceptance Time, excluding any Subject Shares purchased in the Offer, and from and after a Company Adverse Recommendation Change, excluding for purpose of voting or written consents Subject Shares that are not Restricted Voting Shares (as defined below) of any Stockholder, the “Vote Shares”): (i) in favor of (A) approval of the Merger Agreement and the transactions contemplated thereunder and (B) approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement or such other transaction on the date on which such meeting is held; (ii) against (A) any Acquisition Proposal or (B) any action, proposal, transaction or agreement that would reasonably be expected to result in the failure of any condition set forth in Section 8.1 of the Merger Agreement or Annex A to the Merger

Agreement or result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Stockholder under this Agreement (including any proposal to change in any manner the voting rights of the Subject Shares) or reasonably be expected to interfere with or delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement; and/or (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of the Company Stockholders. Each Stockholder shall execute and delivery any documents which are necessary or appropriate to effectuate the foregoing.

(b) In furtherance of the foregoing, each Stockholder hereby irrevocably grants to, and appoints, Parent and any executive officer of Parent and any other Person designated in writing by Parent, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to attend any meeting of the Company Stockholders on behalf of such Stockholder with respect to the matters set forth in Section 4.1(a), to include such Subject Shares in any computation for purposes of establishing a quorum at any such meeting of Company Stockholders, and to vote all Vote Shares, or to grant a consent or approval in respect of the Vote Shares, in connection with any meeting of Company Stockholders or any action by written consent in lieu of a meeting of Company Stockholders in a manner consistent with the provisions of Section 4.1(a). Such Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4.1(b) is given in connection with, and in consideration of, the execution of the Merger Agreement by Parent and Merger Sub, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may, under no circumstances be revoked; provided, however, that from and after a Company Adverse Recommendation Change, such proxy be automatically limited to apply only to Restricted Voting Shares of any Stockholder. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done in compliance with the provisions of Section 4.1(b) by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL until the termination of this Agreement in accordance with its terms.

(c) Notwithstanding Section 4.1(a), in the event of a Company Adverse Recommendation Change, the obligation of each Stockholder to vote its Subject Shares in the manner set forth in Section 4.1(a) shall be modified such that (i) each such Stockholder shall vote (or shall cause to be voted) or deliver a consent (or shall cause a consent to be delivered) in the manner set forth in Section 4.1(a) with respect that number of its Subject Shares equal to the Applicable Voting Allocation (such number of Subject Shares, “Restricted Voting Shares”), and (ii) each such Stockholder shall vote (or cause to be voted) or deliver a consent (or cause a consent to be delivered) with respect to all of its Subject Shares that are not Restricted Voting Shares in a manner deemed appropriate by such Stockholder in its sole discretion. For purposes of this Agreement, the “Applicable Voting Allocation” of any Stockholder shall be an amount equal to the product of (x) a fraction, (I) the numerator of which is the aggregate number of Subject Shares of such Stockholder as of the date hereof as set forth on Schedule A hereto and (II) the denominator of which is the sum of (A) the aggregate number of Subject Shares of all Stockholders party hereto as of the date hereof as set forth on Schedule A hereto plus (B) the aggregate number of Subject Shares (as defined in the Other Support Agreement (as defined below)) of all Other Stockholders (as defined below) party to the Other Support Agreement (other than the Restricted Funds (as such term is defined in the Other Support Agreement) as of the date hereof as set forth on Schedule A to the Other Support Agreement multiplied by (y) 0.35 multiplied by (z) the sum of (I) the total number of outstanding shares of Company Common Stock as of the date hereof plus (II) the aggregate number of Subject Shares of all Stockholders party hereto as of the date hereof as set forth on Schedule A hereto that are not outstanding shares of Company Common Stock as of the date hereof as set forth on Schedule A hereto plus (III) the aggregate number of Subject Shares (as defined in the Other Support Agreement) of all Other Stockholders party to the Other Support Agreement (other than the Restricted Funds (as such term is defined in the Other Support Agreement) as of the date hereof as set forth on Schedule A to the Other Support Agreement that are not outstanding shares of Company Common Stock as of the date hereof as set forth on Schedule A hereto. “Other Support Agreement” shall mean a Tender and Support Agreement of even date herewith, by and among Parent, Merger Sub, and any stockholder(s) (other than a Stockholder party to this Agreement) of the Company. “Other Stockholders” shall mean stockholders of the Company party to an Other Support Agreement.

4.2. No Transfer; No Inconsistent Arrangements. Except as expressly provided hereunder in Section 1.3 or in connection with any transaction to which Section 4.7 is applicable, such Stockholder shall not, directly or indirectly, (i) create or permit to exist any Lien, other than Permitted Liens, on any such Subject Shares, (ii) transfer, sell, assign, gift, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to (collectively, a “Transfer”), any or all of such Stockholder’s Subject Shares or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer of such Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Subject Shares, (v) deposit or permit the deposit of any of such Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Subject Shares (other than, following a termination of this Agreement, Subject Shares that are not Restricted Voting Shares), or (vi) take or permit any other action that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of such Stockholder herein untrue or incorrect. Any action taken in violation of the foregoing sentence shall be null and void ab initio and such Stockholder agrees that any such prohibited action may and should be enjoined. If any involuntary Transfer of any of the Subject Shares shall occur (including a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Such Stockholder agrees that it shall not, and shall cause each of its Affiliates not to, become a member of a “group” (as defined under Section 13(d) of the Exchange Act) with respect to any Equity Interests in the Company for the purpose of opposing or competing with or taking any actions inconsistent with the transactions contemplated by the Merger Agreement.

4.3. No Exercise of Appraisal Rights; Actions. Such Stockholder (i) waives and agrees not to exercise any appraisal rights in respect of such Stockholder’s Subject Shares that may arise with respect to the Merger under Section 262 of the DGCL or otherwise and (ii) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement.

4.4. Documentation and Information. Each Stockholder shall not, and each Stockholder shall cause its general partners, investment managers and controlling parent corporations not to (and shall be responsible for any action any such Person to), directly or indirectly (including by authorizing or giving permission to Representatives to), make any public announcement regarding this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby without the prior written consent of Parent; provided, however, each Stockholder may include in communications to its limited partners information regarding the foregoing that has been previously disclosed publicly by Parent or the Company. Each Stockholder hereby authorizes Parent and Merger Sub to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or Merger Sub reasonably determines to be necessary in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of such Stockholder’s commitments and obligations under this Agreement, and such Stockholder acknowledges that Parent and Merger Sub may in Parent’s sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Entity.

4.5. No Solicitation. Each Stockholder shall not, and each Stockholder shall cause its general partners, investment managers and controlling parent corporations not to (and shall be responsible for any action of such Person to), directly or indirectly (including by authorizing or giving permission to Representatives to), (i) initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any Acquisition Proposal or Inquiry, (ii) enter into any agreement with respect to any Acquisition Proposal or Inquiry, (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any Company Subsidiary to any Person relating to, any Acquisition Proposal or Inquiry, or (iv) take any action that would constitute a breach of any provision of Section 7.5 of the Merger Agreement if taken by the Company; provided, however, that the Stockholders may (x) provide access or furnish information with respect to the Company and Company Subsidiaries to any Person making an Acquisition Proposal (and its representatives) as and to the extent the Company is permitted to do so pursuant to Section 7.5(c) of the Merger Agreement and (y) engage or participate in any discussions or negotiations with any Person and/or its Representatives who has made an Acquisition Proposal as and to the extent the Company is permitted to do so pursuant to Section 7.5(c) of the Merger Agreement.

4.6. Adjustments. In the event (i) of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Subject Shares or (ii) that any Stockholder shall become the beneficial owner of any additional shares of Company Common Stock or Company Preferred Stock, then the terms of this Agreement shall apply to the shares of Company Common Stock or Company Preferred Stock held by such Stockholder immediately following the effectiveness of the events described in clause (i) or such Stockholder becoming the beneficial owner thereof as described in clause (ii) above, as though, in either case, they were Subject Shares hereunder. In the event that any Stockholder shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 4.1, then the terms of Section 4.1 shall apply to such other securities as though they were Subject Shares hereunder.

4.7. Stockholder’s Profit.

(a) In the event that (i) the Merger Agreement shall have been terminated pursuant to Sections 9.1(b)(i), 9.1(b)(ii)(B), 9.1(d)(i) (other than as a result of a breach arising out of facts or circumstances in existence on or prior to the date of the Merger Agreement), 9.1(c)(ii), 9.1(d)(ii)(A) or 9.1(d)(ii)(B) thereof and (ii) at any time prior to the expiration of the twelfth (12th) month after any such termination of the Merger Agreement, the Company consummates any transaction contemplated by an Acquisition Proposal (solely for this use, all references in the definition of Acquisition Proposal to “twenty percent (20%)” shall be replaced with “thirty-five percent (35%)”) or enters into any Alternative Acquisition Agreement or any letter of intent, agreement in principle or other similar agreement related to an Acquisition Proposal, or the Company Board shall have recommended an Acquisition Proposal (solely for this use, all references in the definition of Acquisition Proposal to “twenty percent (20%)” shall be replaced with “thirty-five percent (35%)”) to the Company Stockholders (any such transaction contemplated by such an Acquisition Proposal, an “Alternative Transaction”), each Stockholder shall pay to Parent the Applicable Profit (as defined and determined as set forth in Section 4.7(b)) of such Stockholder. Payment of the foregoing amount by each Stockholder shall be made to Parent within one (1) Business Day following the receipt by Stockholder of the proceeds from such Transfer of Subject Shares. Each Stockholder shall elect to participate in any such Alternative Transaction to the maximum extent permissible by the terms thereof. No Stockholder shall agree to accept consideration in such Alternative Transaction different than the consideration received by all other others of Company Common Stock.

(b) For purposes of this Section 4.7, the “Applicable Profit” of a Stockholder with respect to any Transfer in connection with the consummation of an Alternative Transaction contemplated by Section 4.7(a) shall mean:

(i) if the Per Share Alternative Acquisition Price (as defined below) is greater than the Offer Price and less than or equal to the product of (x) the Offer Price multiplied by (y) 1.13, 90% of the “First Tier Profit,” with “First Tier Profit” defined as the product of (I) the aggregate amount of all Subject Shares of such Stockholder transferred in the Alternative Transaction (on an as-exercised or as-converted basis, as applicable, with respect to any warrants, options, conversion rights or similar rights constituting Subject Shares), multiplied by (II) the excess amount by which the Per Share Alternative Acquisition Price exceeds the Offer Price;

(ii) if the Per Share Alternative Acquisition Price is greater than the product of (x) the Offer Price multiplied by (y) 1.13 and less than or equal to the product of (x) the Offer Price multiplied by (y) 1.26, the sum of (A) 90% of the First Tier Profit (assuming for purposes of calculating such First Tier Profit that the Per Share Alternative Acquisition Price equals the product of (x) the Offer Price multiplied by (y) 1.13) plus (B) 60% of the product of (I) the aggregate amount of all Subject Shares of such Stockholder transferred in the Alternative Transaction (on an as-exercised or as-converted basis, as applicable, with respect to any warrants, options, conversion rights or similar rights constituting Subject Shares), multiplied by (II) the excess amount by which the Per Share Alternative Acquisition Price exceeds the product of (x) the Offer Price multiplied by (y) 1.13;

(iii) if the Per Share Alternative Acquisition Price is greater than the product of (x) the Offer Price multiplied by (y) 1.26 and less than or equal to the product of (x) the Offer Price multiplied by (y) 1.39, the sum of (A) the amount set forth in Section 4.7(b)(ii) (assuming for purposes of calculating such amount that the Per Share Alternative Acquisition Price equals the product of (x) the Offer Price multiplied by (y) 1.26) plus (B) 35% of the product of (I) the aggregate amount of all

Subject Shares of such Stockholder transferred in the Alternative Transaction (on an as-exercised or as-converted basis, as applicable, with respect to any warrants, options, conversion rights or similar rights constituting Subject Shares), multiplied by (II) the excess amount by which the Per Share Alternative Acquisition Price exceeds the product of (x) the Offer Price multiplied by (y) 1.26;

(iv) if the Per Share Alternative Acquisition Price is greater than the product of (x) the Offer Price multiplied by (y) 1.39, the amount set forth in Section 4.7(b)(iii) (assuming for purposes of calculating such amount that the Per Share Alternative Acquisition Price equals the product of (x) the Offer Price multiplied by (y) 1.39).

For purposes of this Section 4.7, the “Per Share Alternative Acquisition Price” shall equal the aggregate amount of all consideration received by any Stockholder in any Alternative Transaction to which Section 4.7(a) shall be applicable (including any extraordinary distributions directly or indirectly made in connection with the consummation of the transactions contemplated by such Alternative Transaction) with respect to its Subject Shares, but in each case less the Per Share Alternative Acquisition Expense Amount (as defined below), valuing any non-cash consideration (including any residual interest in the Company) at its fair market value on the date of such Alternative Transaction, and in the case of any Equity Interests other than Company Common Stock, determined on an as-exercised or as-converted basis, as applicable, with respect to any warrants, options, conversion rights or similar rights constituting shares of Company Common Stock and less any exercise price or similar expense with respect to any warrants, options, conversion rights or similar rights constituting Equity Interests actually paid in connection with such Alternative Transaction. The “Per Share Alternative Acquisition Expense Amount” shall mean the amount equal to (x) the aggregate amount of all reasonable fees and expenses incurred by the Stockholder in connection with the Alternative Transaction to which this Section 4.7 shall be applicable (including, without limitation, all reasonable fees and expenses of the Stockholder incurred in connection with negotiating, entering into an agreement with respect to and consummating the Alternative Transaction) divided by (y) the aggregate amount of all Subject Shares of such Stockholder transferred in the Alternative Transaction (on an as-exercised or as-converted basis, as applicable, with respect to any warrants, options, conversion rights or similar rights constituting Subject Shares).

(c) For purposes of determining the fair market value of any non-cash consideration received in an Alternative Transaction to which this Section 4.7 shall be applicable:

(i) the fair market value of securities listed on a national securities exchange (“Traded Securities”) shall be equal to the volume weighted average closing price per share of such security as reported on the composite trading system of such exchange for the thirty (30) trading days ending on the trading day immediately prior to the date of the value determination (the “Valuation Period”); and

(ii) the fair market value of consideration which is other than cash or Traded Securities shall be (x) the fair market value thereof as determined in good faith by the Stockholders and Parent set forth in writing or (y) if the Stockholders and Parent are unable to agree on the fair market value of such consideration within five (5) Business Days following the occurrence of the event giving rise to the payment of any Applicable Profit, the fair market value as determined by a nationally recognized independent investment banking firm mutually agreed upon by Parent and the Stockholders (such agreement not to be unreasonably withheld and which firm shall not have a business relationship with

Parent or the Company or the Stockholder), within ten (10) Business Days following the occurrence of the event giving rise to the payment of any Applicable Profit (which firm shall determine the fair market value thereof on the date of the occurrence of the event giving rise to the payment of any Applicable Profit on third party arm’s length terms and without applying any marketability, minority position or other similar discount); provided, further, that the fees and expenses of such investment firm shall be borne equally by Parent, on the one hand and the Stockholders, collectively, on the other hand. The determination of the investment banking firm finally selected shall be binding upon the parties.

(d) Any payment of Applicable Profit pursuant to this Section 4.7 shall be paid in the same proportion of cash and non-cash consideration as the aggregate consideration received by such Stockholder in connection with the consummation of the transactions contemplated by Section 4.7(a).

(e) Each Stockholder shall not engage in any transaction with respect to the Subject Shares with the primary purpose of depriving Parent of the intended benefits of this Agreement.

(f) Neither Parent nor any Stockholder shall, or shall permit any of their respective Affiliates to, engage in any Prohibited Activity with respect to any Traded Securities during an applicable Valuation Period. “Prohibited Activity” means (A) any acquisition or disposition, in open market transactions, private transactions or otherwise, during the Valuation Period of any of the subject Traded Securities or any securities convertible into or exchangeable for or derivative of the subject Traded Securities or (B) any other action taken intentionally for the purpose of manipulating the price of the subject Traded Securities during the Valuation Period.

4.8. Legending of Shares. If so requested by Parent, Stockholder agrees that the Subject Shares shall bear a legend stating that they are subject to this Agreement.

4.9. Director Resignations. Promptly following the Acceptance Time, upon the written request from Parent, each Stockholder shall (a) take all action to cause any director serving on the board of directors of the Company who is also a Representative of such Stockholder to resign from such directorship if necessary or helpful to allow Parent to realize the full benefits contemplated by Section 2.4 of the Merger Agreement and (b) waive any right it or any of its Affiliates may have to designate, nominate or appoint any member of the board of directors of the Company.

ARTICLE V

MISCELLANEOUS

5.1. Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when received if delivered personally; when transmitted if transmitted by facsimile (with written confirmation of transmission) or by electronic mail; the Business Day after it is sent, if sent for next day delivery to a domestic address by overnight courier (providing proof of delivery), in each case addressed as follows: (i) if to Parent, Merger Sub or the Company, in accordance with the provisions of the Merger Agreement and (ii) if to a Stockholder, to such Stockholder’s address, facsimile number or e-mail address set forth on Schedule B hereto or to such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to each other party hereto.

5.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the first to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms; or (iii) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement executed after the date hereof (without Stockholder’s written consent) that results in (A) a decrease in the Offer Price or Merger Consideration (each as defined in the Merger Agreement on the date hereof) or (B) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration; provided, however, that (x) the provisions of this Article V shall survive any termination of this Agreement, (y) the provisions of Section 4.7 shall survive any termination of the Merger Agreement during the term of any payment obligation contemplated by Section 4.7 to be paid following the termination of the Merger Agreement as and to the extent contemplated by Section 4.7 and (z) the provisions of Section 4.2 and Section 4.8 shall survive any termination of the Merger Agreement during the full term of any survival of Section 4.7 contemplated by clause (y) of this Section 5.2. Upon termination of this Agreement (or any applicable provision thereof), no party shall have any further obligations or liabilities under this Agreement; provided, however, that nothing set forth in this Section 5.2 shall relieve any party from liability for any breach of this Agreement prior to termination hereof (or thereof).

5.3. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

5.5. Binding Effect; Benefit; Assignment. The parties hereby agree that, except as set forth in Section 1.2, their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, however, that prior to the Closing, Merger Sub may assign this Agreement (in whole or in part) to any wholly-owned Subsidiary of Parent; and provided further that either Parent or Merger Sub may assign its rights hereunder as collateral pursuant to any financing arrangement. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

5.6. GOVERNING LAW; Venue; Service of Process; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT AND ANY LITIGATION (WHETHER AT LAW, IN CONTRACT OR IN TORT) THAT MAY BE DIRECTLY OR INDIRECTLY BASED UPON, RELATING TO ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

(b) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court sitting in New Castle County in the State of Delaware for the purpose of any litigation directly or indirectly based upon, relating to arising out of this Agreement or any transaction contemplated hereby or the negotiation, execution or performance hereof or thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding shall be brought in, and may be heard and determined, exclusively in such state or federal courts. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue in, and any defense of inconvenient forum to the maintenance of, any action or proceeding so brought. Each of the parties hereto agrees that a final judgment (subject to any appeals) in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Each of the parties irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party at the addresses set forth in Section 10.3 of the Merger Agreement or as set forth herein. Nothing in this Section 5.6 shall affect the right of any party to serve legal process in any other manner permitted by Law.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY BASED UPON, RELATING TO ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO

ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

5.7. Counterparts; Delivery by Facsimile or Email. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

5.8. Entire Agreement. This Agreement (together with the schedules attached hereto and the other documents delivered pursuant hereto) constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, between the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

5.9. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

5.10. Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof or is otherwise breached. Accordingly, the parties hereto agree that each party hereto shall be entitled to an injunction or injunctions, or any other form of specific performance or other appropriate form of equitable relief, to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any arbitration or any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

5.11. Headings; Interpretation. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The provisions of Section 1.3 of the Merger Agreement are incorporated by reference herein to be applicable to the provisions of this Agreement.

5.12. Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party hereto acknowledges is the result of extensive negotiations between the parties; accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

5.13. Further Assurances. Parent, Merger Sub and each Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform their respective obligations under this Agreement.

5.14. Capacity as Stockholder. Each Stockholder signs this Agreement solely in such Stockholder’s capacity as a Stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of such Stockholder or any affiliate, employee or designee of such Stockholder or any of its affiliates in its capacity, if applicable, as an officer or director of the Company.

5.15. No Ownership Interest. Except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each applicable Stockholder, and neither Parent nor Merger Sub shall have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

{Signature Page Follows}

The parties are executing this Agreement on the date set forth in the introductory clause hereto.

SOLUTIA INC.

By:
Name:
Title:

BACKBONE ACQUISITION SUB, INC.

By:
Name:
Title:

SOUTHWALL TECHNOLOGIES INC.

By:
Name:
Title:

{Signature Page to Tender and Support Agreement}

Dolphin Direct Equity Partners, L.P.

By:	Dolphin Advisors, LLC
Its:	Managing General Partner

By:	Dolphin Mgmt. Services, Inc.
Its:	Managing Member

By:	/s/ Peter E. Salas
Title:	President

(Signature Page to Tender and Support Agreement)

Schedule A

Stockholder Share Allocation

Name of Stockholder	Company Common Stock	Company Preferred Stock	Conversion Shares[1]	Total Common Stock After Conversion
Dolphin Direct Equity Partners, L.P.	925,436	1,631	550,283	1,475,719

[1]	Assumes conversion as of the Dividend Accrual End Date.

Schedule B

Stockholder Notice Information

Name and Address of Stockholder	Facsimile	Email Address
Dolphin Direct Equity Partners, L.P. P.O. Box 16867 Fernandina Beach, FL 32035 Attn: Peter E. Salas	(866) 391-4440	psalas@dolphinasset.com